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Exhibit 99.2

ANS and St. Jude Medical
Announce Definitive Agreement
Employee Questions & Answers

October 17, 2005

        We recognize that change can bring with it concerns about the future. We want to respond to questions we anticipate you might have and establish a forum for ongoing communication. We want you to feel confident and enthusiastic about an even brighter future!

        Q—Often, mergers and acquisitions result in consolidation and even layoffs. What can we expect?

        A—In this case, the goal is entirely different. This combination allows St. Jude Medical to enter ANS market space and provides new resources to accelerate our sales growth and realize our full potential. This transaction is about growth. We will remain an independent division with the ability to increase our investment in sales, marketing, product development, and clinical trials to more quickly achieve our goals.

        Q—Why didn't St. Jude Medical just develop its own products to get into the market?

        A—It takes a great deal of time to develop and commercialize implantable medical devices, not to mention the patents held by ANS. By aligning with ANS, St. Jude Medical could quickly take advantage of the great market opportunity that neuromodulation represents.

        Q—Who made the final decision to accept this offer?

        A—Our Board of Directors gave unanimous approval. In light of today's competitive landscape, the Board carefully considered what the merger could do for ANS to accelerate growth, the impact it would have on employees, customers and the share price. We believe it was absolutely the right decision and makes what was an incredibly bright future for ANS, even brighter!

        Q—What happens if not enough ANS shareholders decide to sell their shares to St. Jude Medical?

        A—We believe this is extremely unlikely, given the good value offered for the company.

        Q.—What will happen to my stock options to purchase ANS common stock?

        A—Each outstanding option to purchase ANS common stock that is vested at the effective time of the merger will be cancelled and the option holder will receive a cash payment equal to the difference between $61.25 (the price per share paid by St. Jude Medical in the tender offer) and the per share exercise price under the option agreement.

        Each outstanding option to purchase ANS common stock that is not vested at the effective time of the merger will be assumed by St. Jude Medical and converted into an option to purchase common stock of St. Jude Medical in accordance with the exchange ratio set forth in the Agreement and Plan of Merger. Because of how the exchange ratio works, your new option will be to purchase a greater number of shares of St. Jude Medical common stock, at a lower per share exercise price, as compared to the number of shares of ANS common stock, and the exercise price, under your current option.

        Q—Will our policies be changing to conform to St. Jude Medical?

        A—We will continue to run our business autonomously and, as always, will be evolving and changing policies and practices to meet the changing requirements for the business and certain governing bodies.

        Q—Will my benefits change?

        A—There is no language in the agreement to change benefits, so you will continue to receive your same ANS benefits. If, over time, it makes sense to take advantage of combining any benefit plans, we will certainly look at these opportunities.

        Q—How will reporting relationships change related to St. Jude Medical?

        A—Chris will report to Dan Starks, Chairman, President and CEO of St. Jude Medical and will also continue to lead ANS as an independent division of St. Jude Medical. Chris' direct reports will continue to report to him, and will also be creating relationships with their counterparts at St. Jude Medical to exchange ideas, take advantage of different technologies, and share resources where it makes sense.

        Q—What new career opportunities will be available?

        A—As ANS accelerates its growth, we expect that there will be many new opportunities, along with the broader opportunities within St. Jude Medical.

        Q—I heard that St. Jude Medical has extensive manufacturing capabilities. Will we be moving our assembly operations there to save money?

        A—There are no plans to change. We believe ANS has an excellent production team between our operations in HDI, Portland and Plano, including special expertise unduplicated by St. Jude Medical.

        Q—As a Territory Sales Manager, I am greatly concerned that the commission plan could change to align with the way St. Jude Medical compensates their sales people for success. What has been discussed in this regard?

        A—ANS will continue with its existing compensation plans, including commission plans. If changes take place in the future, it will be determined by the ANS sales management team.

        Q—How will this deal affect our relationship with Wall Street?

        A—We will have the freedom to focus on building long-term value and have less pressure to meet earnings numbers for Wall Street each quarter.

        Q—What other immediate benefits will our relationship with St. Jude Medical provide?

        A—Clearly, the first thing that comes to mind is St. Jude Medical's international infrastructure for sales and marketing. Our people have done a terrific job growing the international market but we simply haven't been able to add enough people to compete at the same level of Medtronic and Boston Scientific because of financial constraints. This will change as we add new resources while also taking advantage of resources St. Jude Medical already has in place around the world. St. Jude Medical also has some microelectronics technology that they will be sharing, as well as their resources to help us accelerate clinical studies.

        Q—How can we learn more about St. Jude Medical?

        A—The fact sheet contains an overview of the company. We encourage you to visit St Jude's Web site at www.sjm.com. Also, watch for additional information we'll be providing over the next several weeks.

Forward-Looking Statements

        Any statements made regarding the proposed transaction between St. Jude Medical, Inc. and Advanced Neuromodulation Systems, Inc., the expected timetable for completing the transaction, successful integration of the business, benefits of the transaction, potential clinical success, regulatory approvals, anticipated future product launches, revenues, earnings, expected repayment of debt, market shares, market growth, market segment growth, new indications, and any other statements regarding St. Jude Medical's or ANS's future expectations, beliefs, goals or prospects are forward-looking statements which are subject to risks and uncertainties, such as those described under or incorporated by reference in Item 8.01 of St. Jude Medical's Current Report on Form 8-K filed on October 17, 2005, in Item 8.01 of ANS's Current Report on Form 8-K filed on October 17, 2005, and in the Outlook and Uncertainties section in ANS's Quarterly Report on Form 10-Q for the quarter ended June 30, 2005 (see page 25) and ANS's Annual Report on Form 10-K for the year ended December 31, 2004 (see page 26). Actual results may differ materially from anticipated results.

Additional Information

        This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of ANS. St. Jude Medical will be filing a tender offer statement with the Securities and Exchange Commission (SEC) and ANS will be filing a solicitation/recommendation statement with respect to the offer. ANS shareholders are advised to read the tender offer statement regarding the acquisition of ANS referenced in this news release, and the related solicitation/recommendation statement, when those statements are made available to them. The tender offer statement and the solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect the offer. These documents will be made available to all shareholders of ANS at no expense to them. These documents will also be available at no charge on the SEC's web site at www.sec.gov. Shareholders may also obtain copies of these documents without charge by requesting them from ANS in writing at 6901 Preston Road, Plano, Texas 75024, or by phone at (972) 309-8000.

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ANS and St. Jude Medical Announce Definitive Agreement Employee Questions & Answers